U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2011
Commission File Number 001-33722

Longtop Financial Technologies Limited
(Translation of registrant’s name into English)
Level 19 Two International Finance Centre
8 Finance Street, Central,
Hong Kong
(86 592) 2396 888
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGTOP FINANCIAL TECHNOLOGIES LIMITED
/s/ Wai Chau Lin
Name:	Wai Chau Lin
Title:	Chief Executive Officer

Date: May 23, 2011

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated May 23, 2011

99.2	Letter of Deloitte Touche Tohmatsu dated May 22, 2011

99.3	Letter of Derek Palaschuk dated May 19, 2011